Exhibit 99.3
NICE Extends its Contact Center WFO Market Share Lead According to DMG Report

NICE commands over 38% of the market for both contact center Workforce Optimization and voice recording segments

Ra’anana, Israel, xxx 2015 – NICE Systems (NASDAQ: NICE) announced today that it has again been acknowledged by DMG Consulting LLC as the worldwide leader in the contact center Workforce Optimization (WFO) market. According to DMG’s 2015 WFO Mid-Year Market Share Report, NICE holds a 38.4 and 39.1 percent market share in the contact center WFO and contact center voice recording segments, respectively.

This report comes after NICE’s launch of a new approach for workforce optimization - Adaptive WFO. This approach creates a workforce planning, management and engagement environment that adapts in real time to personalized agent profiles, or personas. These personas are generated based on advanced multi-channel analytics data, such as CSAT scores, average handles times, tenure and past work experience.

“We are proud to continue in our role as the leader in the contact center WFO market,” said Miki Migdal, President of the NICE Enterprise Product Group. “NICE is committed to helping businesses deliver perfect customer experiences and Adaptive WFO is a testament to this pledge, as it engages and empowers the workforce, which is really the nucleus of successful contact center operations. By focusing on personalizing the organization-employee relationship, Adaptive WFO drives performances, reduces attrition, and improves the customer experience.”

The report found that the WFO market is transitioning from being dedicated to optimizing agent performance to offering solutions for staff optimization and enterprise analytics, with newer analytically-oriented applications continuing to gain momentum.

This report analyzed 45 WFO vendors worldwide who offer a suite of products for contact centers including recording, quality assurance/quality management, workforce management, contact center performance management, speech analytics, text analytics, desktop analytics, enterprise feedback management/surveying, eLearning, coaching, gamification and customer journey analytics. To be considered a WFO suite provider, a vendor must offer recording and quality assurance and at least two of the other applications.

NICE’s WFO contact center suite offers all 12 of these modules as well as a WFO back-office suite to help their customers assess and enhance all aspects of the customer experience.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.